Exhibit 99.2
Cenovus Energy
Interim Carve-out Supplemental Information
(unaudited)
For the period ended June 30, 2009
U.S. Dollars / U.S. Protocol

Second quarter report
for the period ended June 30, 2009
Supplemental Financial Information (unaudited)
Financial Statistics

	2009			2008
	Year-to-
($ millions)	date	Q2	Q1	Year	Q4	Q3	Q2	Q1
Total Consolidated

Cash Flow (1)	1,406	811	595	3,088	(174)	1,123	1,228	911

Net Earnings	561	149	412	2,368	380	1,299	522	167

Operating Earnings (2)	778	447	331	1,629	(123)	611	710	431

Effective Tax Rates using
Net Earnings	17.5%			23.4%
Operating Earnings, excluding divestitures	15.4%			22.5%
Canadian Statutory Rate	29.2%			29.7%

Foreign Exchange Rates (US$ per C$1)
Average	0.829	0.857	0.803	0.938	0.825	0.961	0.990	0.996
Period end	0.860	0.860	0.794	0.817	0.817	0.944	0.982	0.973

Cash Flow Information

Cash from Operating Activities	1,347	922	425	2,687	30	884	993	780
Deduct (Add back):
Net change in other assets and liabilities	(7)	(4)	(3)	(89)	1	(9)	(47)	(34)
Net change in non-cash working capital	(52)	115	(167)	(312)	203	(230)	(188)	(97)

Cash Flow (1)	1,406	811	595	3,088	(174)	1,123	1,228	911

(1)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows.

(2)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated Notes issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates.

Financial Metrics	2009		2008
Debt to Capitalization (1)	27%		28%
Debt to Adjusted EBITDA (1, 2)	0.8	x	0.7	x
Return on Capital Employed (1, 2)	21%		22%
Return on Common Equity (2)	28%		30%

(1)	Calculated using Debt defined as the current and long-term portions of Long-Term Debt.

(2)	Calculated on a trailing twelve-month basis.

Net Capital Investment ($ millions, for the six months ended June 30)	2009	2008
Capital Investment
Canada
Integrated Oil — Canada	$229	$352
Canadian Plains	228	420
Downstream Refining	429	177
Market Optimization	(3)	6
Corporate	9	7

Capital Investment	892	962

Acquisitions
Property
Canada
Canadian Plains	1	—

Divestitures
Property
Canada
Integrated Oil — Canada	—	(8)
Canadian Plains	—	(31)
Corporate	(3)	—

Net Acquisition and Divestiture Activity	(2)	(39)

Net Capital Investment	$890	$923

Cenovus Energy	Supplemental Information (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Supplemental Financial Information (unaudited)
Operating Statistics — After Royalties

	2009			2008
	Year-to-
Production Volumes	date	Q2	Q1	Year	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)
Integrated Oil — Other	57	72	42	63	59	61	67	65
Canadian Plains	796	792	800	842	820	831	856	860

Total Produced Gas	853	864	842	905	879	892	923	925

Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil
Canadian Plains	31,562	31,183	31,946	31,128	32,147	30,134	30,479	31,752
Heavy Oil
Integrated Oil — Foster Creek/Christina Lake	37,720	40,677	34,729	30,183	35,068	31,547	24,671	29,376
Integrated Oil — Other	1,933	1,800	2,069	2,729	2,133	2,273	3,009	3,514
Canadian Plains	33,293	31,508	35,097	35,029	32,843	34,655	34,618	38,029
Natural Gas Liquids (1)
Canadian Plains	1,181	1,162	1,201	1,181	1,126	1,147	1,189	1,262

Total Oil and Natural Gas Liquids	105,689	106,330	105,042	100,250	103,317	99,756	93,966	103,933

Total (MMcfe/d)	1,487	1,502	1,472	1,507	1,499	1,491	1,487	1,549

Total (BOE/d)	247,856	250,330	245,375	251,083	249,817	248,423	247,799	258,100

(1)	Natural gas liquids include condensate volumes.

	2009			2008
	Year-to-
Downstream Refining	date	Q2	Q1	Year	Q4	Q3	Q2	Q1
Refinery Operations (1)
Crude oil capacity (Mbbls/d)	452	452	452	452	452	452	452	452
Crude oil runs (Mbbls/d)	401	404	398	423	434	412	437	408
Crude utilization (%)	89%	89%	88%	93%	96%	91%	97%	90%
Refined products (Mbbls/d)	425	428	421	448	456	438	464	435

(1)	Represents 100% of the Wood River and Borger refinery operations.

Cenovus Energy	Supplemental Information (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Supplemental Oil and Gas Operating Statistics (unaudited)
Operating Statistics — After Royalties (continued)

	2009			2008
Per-unit Results	Year-to-
(excluding impact of realized financial hedging)	date	Q2	Q1	Year	Q4	Q3	Q2	Q1
Produced Gas — Canadian Plains ($/Mcf)
Price	3.83	3.23	4.42	7.77	5.65	8.67	9.50	7.19
Production and mineral taxes	0.06	0.07	0.05	0.12	0.06	0.17	0.17	0.06
Transportation and selling	0.14	0.14	0.15	0.23	0.21	0.24	0.22	0.25
Operating	0.71	0.71	0.71	0.78	0.65	0.59	0.96	0.93

Netback	2.92	2.31	3.51	6.64	4.73	7.67	8.15	5.95

Produced Gas — Total (1) ($/Mcf)
Price	3.80	3.22	4.41	7.76	5.63	8.66	9.50	7.19
Production and mineral taxes	0.05	0.06	0.04	0.11	0.06	0.16	0.16	0.06
Transportation and selling	0.14	0.13	0.15	0.24	0.21	0.25	0.24	0.25
Operating	0.74	0.70	0.78	0.84	0.72	0.62	1.00	1.03

Netback	2.87	2.33	3.44	6.57	4.64	7.63	8.10	5.85

Natural Gas Liquids ($/bbl)
Price	36.59	38.36	34.86	78.91	45.13	98.35	96.34	75.09
Production and mineral taxes	—	—	—	—	—	—	—	—
Transportation and selling	—	—	—	—	—	0.01	—	—

Netback	36.59	38.36	34.86	78.91	45.13	98.34	96.34	75.09

Crude Oil — Light and Medium ($/bbl)
Price	46.24	55.00	37.51	84.84	41.60	107.59	107.08	85.90
Production and mineral taxes	2.28	1.86	2.69	3.33	2.05	4.70	3.97	2.72
Transportation and selling	0.99	1.02	0.96	1.20	0.96	1.41	1.27	1.16
Operating	9.42	9.35	9.50	10.56	8.28	9.40	13.05	11.60

Netback	33.55	42.77	24.36	69.75	30.31	92.08	88.79	70.42

Crude Oil — Heavy — Canadian Plains ($/bbl)
Price	39.72	48.22	31.34	74.08	31.30	95.86	98.65	70.44
Production and mineral taxes	(0.02)	0.02	(0.07)	0.03	0.06	0.07	(0.10)	0.07
Transportation and selling	1.27	1.37	1.17	1.60	1.13	2.42	1.60	1.29
Operating	8.71	9.61	7.82	9.04	7.17	7.62	11.30	9.93

Netback	29.76	37.22	22.42	63.41	22.94	85.75	85.85	59.15

Crude Oil — Heavy — Foster Creek/Christina Lake ($/bbl)
Price (2)	38.16	47.34	26.90	62.44	19.86	91.21	93.64	59.67
Production and mineral taxes	—	—	—	—	—	—	—	—
Transportation and selling	2.64	2.93	2.29	2.36	2.04	2.10	2.77	2.72
Operating	11.76	10.51	13.28	15.53	10.73	15.53	21.41	16.62

Netback	23.76	33.90	11.33	44.55	7.09	73.58	69.46	40.33

Crude Oil — Total ($/bbl)
Price	41.17	50.00	31.75	73.95	30.31	98.26	99.82	72.36
Production and mineral taxes	0.70	0.59	0.83	1.09	0.66	1.53	1.29	0.94
Transportation and selling	1.70	1.89	1.50	1.73	1.42	2.02	1.83	1.68
Operating	10.21	10.10	10.33	11.73	8.87	10.93	14.99	12.48

Netback	28.56	37.42	19.09	59.40	19.36	83.78	81.71	57.26

Total Liquids ($/bbl)
Price	41.12	49.88	31.78	74.00	30.47	98.26	99.77	72.39
Production and mineral taxes	0.70	0.58	0.82	1.08	0.65	1.51	1.28	0.93
Transportation and selling	1.68	1.87	1.48	1.71	1.40	2.00	1.81	1.66
Operating	10.10	9.99	10.21	11.59	8.78	10.80	14.81	12.33

Netback	28.64	37.44	19.27	59.62	19.64	83.95	81.87	57.47

Total ($/Mcfe)
Price	5.10	5.39	4.78	9.59	5.40	11.73	12.23	9.14
Production and mineral taxes	0.08	0.08	0.08	0.14	0.08	0.20	0.18	0.10
Transportation and selling	0.20	0.21	0.19	0.26	0.22	0.28	0.26	0.26
Operating (3)	1.14	1.11	1.17	1.28	1.03	1.09	1.56	1.44

Netback	3.68	3.99	3.34	7.91	4.07	10.16	10.23	7.34

Total ($/BOE)
Price	30.57	32.36	28.69	57.55	32.39	70.37	73.39	54.82
Production and mineral taxes	0.48	0.46	0.49	0.83	0.47	1.19	1.07	0.58
Transportation and selling	1.20	1.25	1.14	1.54	1.34	1.69	1.57	1.57
Operating (3)	6.84	6.69	7.00	7.68	6.19	6.54	9.38	8.62

Netback	22.05	23.96	20.06	47.50	24.39	60.95	61.37	44.05

(1)	Produced Gas — Total includes natural gas from the Athabasca property.

(2)	2008 price includes the impact of the write-down of condensate inventories to net realizable value (2008 — $4.26/bbl; Q4 2008 — $11.21/bbl; Q3 2008 — $3.07/bbl).

(3)	2009 year-to-date operating costs include costs related to long-term incentives of $0.01/Mcfe or $0.04/BOE (2008 — costs of $0.14/Mcfe or $0.82/BOE).

Impact of Realized Financial Hedging
Natural Gas ($/Mcf)	3.26	3.68	2.82	(0.30)	1.07	(1.15)	(1.41)	0.34
Liquids ($/bbl)	2.10	1.39	2.86	(6.07)	2.71	(8.85)	(12.50)	(6.63)
Total ($/Mcfe)	2.03	2.21	1.84	(0.58)	0.81	(1.28)	(1.67)	(0.24)
Total ($/BOE)	12.16	13.24	11.02	(3.50)	4.85	(7.69)	(10.01)	(1.43)

Cenovus Energy	Supplemental Information (prepared in US$)

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